Filed pursuant to Rule 424(b)(3)

File No. 333-203707

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 5 DATED MARCH 23, 2018

TO THE PROSPECTUS DATED APRIL 20, 2017

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC (the “Company,”, “we,” or “our”) dated April 20, 2017, Supplement No. 1 dated April 27, 2017, Supplement No. 2 dated August 8, 2017, Supplement No. 3 dated November 6, 2017, and Supplement No. 4 dated January 23, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update regarding the status of our offering;

●	our entry into the Twelfth Amendment to the Credit Agreement with Benjamin Marcus Homes, L.L.C. and Investor’s Mark Acquisitions, LLC;

●	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the year ended December 31, 2017; and

●	our audited consolidated financial statements as of December 31, 2017 and 2016 and for each of the years in the two-year period ended December 31, 2017.

Status of Our Offering

We commenced our initial public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued $8,248,000 in Notes. We commenced our follow-on offering of Notes (our “Follow-on Offering”) on September 29, 2015. As of March 23, 2018, we have issued approximately $15,922,562 of Notes in our Follow-on Offering. As of March 23, 2018, approximately $54,077,437 of Notes remain available for sale to the public under our Follow-on Offering. On August 3, 2017, our board of managers approved an extension of the offering to September 29, 2018. Therefore, the Follow-on Offering will not last beyond September 29, 2018, unless further extended as permitted under applicable law. We also reserve the right to terminate the Follow-on Offering at any time.

Twelfth Amendment to the Credit Agreement with Benjamin Marcus Homes, L.L.C. and Investor’s Mark Acquisitions, LLC

On January 5, 2018, we entered into the Twelfth Amendment (the “Twelfth Amendment”) to the Credit Agreement (the “Credit Agreement”) with Benjamin Marcus Homes, L.L.C. (“BMH”) and Investor’s Mark Acquisitions, LLC (“IMA”).

Pursuant to the Amendment, the balance of the BMH Loan (as defined in the Credit Agreement) is increased by the amount of money spent by BMH and IMA on a property that has been added as collateral to the BMH Loan. We will not require BMH or IMA to provide additional funds into the Interest Escrow (as defined in the Credit Agreement) as part of the funding of the BMH Loan increase. The Credit Agreement requires BMH and IMA to pay into the Interest Escrow an amount equal to 20% of the proceeds upon the payoff of each lot; provided, however, that lots which payoff in the six months following the date of the Amendment will have 100% of their proceeds applied towards principal repayment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(All dollar [$] amounts shown in thousands.)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this supplement.

Overview

We were organized in the Commonwealth of Pennsylvania in 2007 under the name 84 RE Partners, LLC and changed our name to Shepherd’s Finance, LLC on December 2, 2011. We converted to a Delaware limited liability company on March 29, 2012. Our business is focused on commercial lending to participants in the residential construction and development industry. We believe this market is underserved because of the lack of traditional lenders currently participating in the market. We are located in Jacksonville, Florida. Our operations are governed pursuant to our operating agreement.

The commercial loans we extend are secured by mortgages on the underlying real estate. We extend and service commercial loans to small-to-medium sized homebuilders for the purchase of lots and/or the construction of homes thereon. In some circumstances, the lot is purchased with an older home on the lot which is then either removed or rehabilitated. If the home is rehabilitated, the loan is referred to as a “rehab” loan. We also extend and service loans for the purchase of undeveloped land and the development of that land into residential building lots. In addition, we may, depending on our cash position and the opportunities available to us, do none, any or all of the following: purchase defaulted unsecured debt from suppliers to homebuilders at a discount (and then secure that debt with real estate or other collateral), purchase defaulted secured debt from financial institutions at a discount, and purchase real estate in which we will operate our business.

We had $30,043 and $20,091 in loan assets as of December 31, 2017 and 2016, respectively. As of December 31, 2017, and 2016, respectively, we had 168 and 69 construction loans in 16 and 15 states with 52 and 30 borrowers. As of December 31, 2017, and 2016 we had three development loans in Pittsburgh, Pennsylvania. We have various sources of funding, detailed below

	December 31, 2017	December 31, 2016
Capital Source
Purchase and sale agreements and other secured borrowings	$11,644	$7,322
Secured line of credit from affiliates	–	–
Unsecured senior line of credit from a bank	–	–
Unsecured Notes through our Notes Program	14,121	11,221
Other unsecured debt	3,069	1,152
Preferred equity Series B units	1,240	1,150
Preferred equity Series C units	1,097	–
Common equity	2,446	2,249

Total	$33,617	$23,094

In 2017 and continuing into 2018, we worked on expanding our loan portfolio, while increasing capital and adding people and infrastructure to accommodate our expansion.

Economic and Industry Dynamics

We found a niche in the home construction financing industry, to become the lender of choice or secondary lender to residential homebuilders during the absence of sufficient lending at the homebuilder’s local financial institution or community bank. Our customers increase their sales and profits by borrowing from us and, in return we generate positive returns on secured loans we make to them.

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Perceived Challenges and Anticipated Responses

The following is not intended to represent a comprehensive list or description of the risks or challenges facing the Company. Currently, our management is most focused on the following challenges along with the corresponding actions to address those challenges:

Perceived Challenges and Risks	Anticipated Management Actions/Response
Potential loan value-to-collateral value issues (i.e., being underwater on particular loans)	We manage this challenge by risk-rating both the geographic region and the builder, and then adjusting the loan-to-value (i.e., the loan amount versus the value of the collateral) based on risk assessments. Additionally, we collect a deposit up-front for construction loans. Despite these efforts, if values in a particular area of the country drop by 60%, we will have loaned more than the value of the collateral. We have found that the best solution to this risk is a speedy resolution of the loan, and helping the builder finish the home rapidly rather than foreclosing on the partially built home. Our experience in this area will help us limit, but not eliminate, the negative effects in the event of another economic downturn.
Concentration of loan portfolio (i.e., how many of the loans are of or with any particular type, customer, or geography)	As of December 31, 2017, and 2016, 22% and 37%, of our outstanding loan commitments consist of loans to one borrower, and the collateral is in one real estate market, Pittsburgh, Pennsylvania. Accordingly, the ultimate collectability of a significant portion of these loans is susceptible to changes in market conditions in that area. As of December 31, 2017, our next two largest customers make up 7% and 5% of our loan commitments, with loans in Sarasota, Florida and Orlando, Florida, respectively. As of December 31, 2016, our next two largest customers made up 11% and 6% of our loan commitments, with loans in Sarasota, Florida and Savannah, Georgia, respectively. In the upcoming years, we plan on continuing to increase our geographic and builder diversity while continuing to focus on our residential homebuilder customers.
Not having funds available to us to service the commitments we have

The typical construction loan has about 60% of its loan amount outstanding on average. That means that on average, about 40% of the commitment is not loaned, usually because the house is not complete. As of December 31, 2017, unfunded commitments totaled $19,312, which we will fund along with our purchase and sale agreement participants. However, if we are short on cash, we could do the following:

● raise interest rates on the Notes we offer to our investors to attract new Note investments;

● sell more secured interest on our loans; or

● draw down on our lines of credit from our affiliates.

Nonpayment of interest by our customers	Most of our customers pay interest on a monthly basis, and these funds are used to, among other things, pay interest on our debt monthly. While we have the liquidity to withstand some nonpayment of interest, if a high percentage of our customers were not paying interest, it will impede our ability to pay our debts on time.
Nonperforming assets	As of December 31, 2017, we had $3,478 in cash and $1,036 in foreclosed assets. These items do not have a return. However, we do have the ability to repay most of our debt without penalty, if we believe that is appropriate.

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Opportunities

Although we can give no assurance as to our success, in the future, our management will focus its efforts on the following opportunities:

●	receiving money from the Notes and other sources of capital, sufficient to operate our business and allow for growth and diversification in our loan portfolio;

●	growing loan assets, staffing, and infrastructure to handle it. We hire office staff as loan volume grows, and hire the origination staff, which is field-based, as our liquidity allows for new loan originations. The goal for the field staff is to have a geographic coverage that eventually covers most of the continental U.S.;

●	obtaining lines of credit from financial institutions. We would like the maximum amount (the credit limit) to be 20% of our asset size, and our outstanding amounts to average 10% of our asset size. We added an unsecured line of credit in January 2017, but want more capacity in this area; and

●	retaining a portion of earnings to grow the equity of the Company.

Understanding and Evaluating Our Operating Results

Our results of operations are driven by three major factors - interest spread, loan losses, and selling, general and administrative (SG&A) expenses.

Interest Spread

Interest spread is generally made up of the following three components:

● Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings).

● Fee income. This fee is generally recognized over the life of the loan, based on the maximum allowed loan balance over the expected life of the loan. The amount of interest spread on these loans will depend on the life of the loans, as well as the fee percentage. As more competition comes into the residential construction lending market, we expect this portion of spread income to decrease as a percentage of assets.

● Amount of nonperforming assets. Since we are paying interest on all money we borrow, any asset created or funded with borrowed funds that does not have an interest return costs us money. There is an interest expense for us, with no interest income to offset it. Generally, there are two types of nonperforming assets. The first is nonperforming loans and related foreclosed assets held, which do not generate interest income unless actually received in cash. The second nonperforming asset type is money borrowed which is not invested in loans. To mitigate the negative spread on unused borrowed funds (idle cash), we can use our lines of credit to handle daily liquidity. We would like to maintain a secured line of credit with a credit limit of 20% of our loan assets, and generally carry a balance of 10% of our loan assets on that line. This way, as money comes in from Notes or loan payoffs, it can be used to pay down the line, and as money goes out for Note redemptions and new loans created, money can be drawn on the line. This will help reduce any negative spread on idle cash. In January 2017, we obtained an unsecured line of credit, with a maximum borrowing limit of $500, which is 2% of our loan assets as of December 31, 2017. We have additional lines of credit which are secured lines. Those lines are typically fully borrowed (with the exception of our lines of credit to affiliates), and have not yet been used to handle daily liquidity.

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We calculate interest spread by taking the difference between interest income and expense, and, when we express it as a percentage, by dividing it by our weighted average outstanding loan balance.

Loan Losses

The second major factor in determining our profitability is loan losses. Losses on loans occur with nonperforming loans (i.e., when customers are unable to repay their interest and/or principal). Normally, the loss in this situation is the difference between the collateral value and the loan value, less any costs of disposal. Homes which were constructed in the mid 2000’s created significant losses because many homes were worth less when completed than the appraised value at the time the loan was created. Losses also occur in loans when homes are partly built at the point of default, or never built. Generally, a declining real estate market will be the primary driver for loan losses. We believe that while current values may fall in some real estate markets, in general, values are average and represent an average risk, and that over the last several years in general, values have been rising. Another type of loss relating to loans is the loss which occurs when the loan becomes a foreclosed asset. At the initial conversion from loan to foreclosed asset, there is a calculation of current value of the real estate vs. the loan amount. If this amount is a loss and has not been provided for previously through our allowance for loan losses, there will be a loss in our consolidated financial statements, typically in the loan loss provision. If there is a gain it will show up in non-interest income. If during the ownership of the asset there is a reason to further write the item down, this loss shows as a non-interest expense. If upon sale there is a gain or loss, those items show up as non-interest gains or losses. Even though these items don’t impact interest spread, they are important pieces of our consolidated financial statements.

SG&A Expenses

SG&A expenses include costs that are not interest and loan/foreclosed asset losses. In 2017, we increased SG&A as compared to 2016 mostly due to increases in the number of employees. We anticipate SG&A expenses increasing as our loan balance increases in 2018; however, this SG&A increase will be partially offset by a reduction in our CEO compensation.

Critical Accounting Estimates

To assist in evaluating our consolidated financial statements, we describe below the critical accounting estimates that we use. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used, would have a material impact on our consolidated financial condition or results of operations.

Loan Losses

Future losses on current loans are estimated in our financial statements. This estimate is important because it is on our largest asset (loans receivable). It is impossible to know what these losses will be, as the condition of the market cannot be determined, and specific situations with each loan are unpredictable and change constantly. Loan losses, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of losses to capture during the current year. This current period amount incurred is referred to as the loan loss provision. The calculation of our allowance for loan losses, which appears on our consolidated balance sheets, requires us to compile relevant data for use in a systematic approach to assess and estimate the amount of probable losses inherent in our commercial lending operations and to reflect that estimated risk in our allowance calculations. We use the policy summarized as follows:

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We establish a collective reserve for all loans which are not more than 60 days past due at the end of each quarter. This collective reserve includes both a quantitative and qualitative analysis. In addition to historical loss information, the analysis incorporates collateral value, decisions made by management and staff, percentage of aging spec loans, policies, procedures, and economic conditions. We analyze the following:

●	Loans to one borrower with less than 10% of our total committed balances; and
●	Loans to one borrower with greater than or equal to 10% of our total committed balances.

We individually analyze for impairment all loans which more than 60 days past are due at the end of each quarter. If required, the analysis includes a comparison of estimated collateral value to the principal amount of the loan.

For impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. For homes which are partially complete, we appraise on an as-is and completed basis and use the one that more closely aligns with our planned method of disposal for the property.

For loans greater than 12 months in age that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. For all loans individually evaluated for impairment, there is also a broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or the most recent appraisal, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a broker’s opinion of value.

Appraisers are state certified, and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or unreasonably expensive, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

Currently, fair value of collateral has the potential to impact the calculation of the loan loss provision. Specifically, relevant to the allowance for loan loss reserve is the fair value of the underlying collateral supporting the outstanding loan balances. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Due to a rapidly changing economic market, an erratic housing market, the various methods that could be used to develop fair value estimates, and the various assumptions that could be used, determining the collateral’s fair value requires significant judgment.

December 31, 2017
Loan Loss
Provision
Change in Fair Value Assumption	Higher/(Lower)
Increasing fair value of the real estate collateral by 35%*	$–
Decreasing fair value of the real estate collateral by 35%**	$1,145

* Increases in the fair value of the real estate collateral do not impact the loan loss provision, as the value generally is not “written up.”

**If the loans were nonperforming, assuming a book amount of the loans outstanding of $30,043, and the fair value of the real estate collateral on all outstanding loans was reduced by 35%, an addition to the loan loss provision of $1,145 would be required.

Foreclosed Assets

Foreclosed assets, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of impairment to capture when a loan is converted to a foreclosed asset, the impairment when the value of an asset drops below its carrying amount, and any loss or gain upon final disposition of the asset. The calculation of the impairment, which appears on our consolidated balance sheets as a reduction in the asset, requires us to compile relevant data for use in a systematic approach to assess and estimate the value of the asset and therefore any required impairment thereof. We use the policy summarized as follows:

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For properties which exist in the condition in which we intend to sell them, we obtain an appraisal of the assets current value. We reduce the appraised value by 10% to account for selling costs. This amount is used to initially book the asset. Typically, prior to the initial booking of the foreclosed asset, the loan has already been reserved to this level. If during ownership, the value of the foreclosed asset drops, an additional impairment is recorded. For assets that need to be improved prior to sale, the above calculation is performed at the time of the booking of the foreclosed asset (an appraisal “as-is”), but subsequent to that, we look at the to be completed value minus 10% and subtract off the estimated cost of remaining work to be done. If this results in additional impairment, it is booked in non-interest expense. For assets which are going to be improved, while the asset is a loan (before it becomes a foreclosed asset) the calculation of the specific loan loss reserve is done based on the to be completed value as compared to the book value plus estimated completion costs. This can result in an impairment at the initial booking of the foreclosed asset.

The fair value of real estate will impact our foreclosed asset value, which is booked at 100% of fair value (after selling costs are deducted). Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

December 31, 2017
Foreclosed
Assets
Change in Fair Value Assumption	Higher/(Lower)
Increasing fair value of the foreclosed asset by 35%*	$–
Decreasing fair value of the foreclosed asset by 35%	$(363)

* Increases in the fair value of the foreclosed assets do not impact the carrying value, as the value generally is not “written up.” Those gains would be recognized at the sale of the asset.

Other Loss Contingencies

Other loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as courts, arbitrators, juries, or regulators.

Accounting and Auditing Standards Applicable to “Emerging Growth Companies”

We are an “emerging growth company” under the recently enacted JOBS Act. For as long as we are an “emerging growth company,” we are not required to: (1) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (2) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our consolidated financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to instead comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the consolidated financial statements. Policies related to credit quality information, fair value measurements, offsetting assets and liabilities, related party transactions and revenue recognition require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under reexamination or have recently been addressed by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Note 2 of our consolidated financial statements, as they discuss accounting policies that we have selected from acceptable alternatives.

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Consolidated Results of Operations

Key financial and operating data for the years ended December 31, 2017 and 2016 are set forth below. For a more complete understanding of our industry, the drivers of our business, and our current period results, this discussion should be read in conjunction with our consolidated financial statements, including the related notes and the other information contained in this document.

Accounting principles generally accepted in the United States of America (U.S. GAAP) require that we report financial and descriptive information about reportable segments and how these segments were determined. Our management determines the allocation and performance of resources based on operating income, net income and operating cash flows. Segments are identified and aggregated based on the products sold or services provided and the market(s) they serve. Based on these factors, management has determined that our ongoing operations are in one segment, commercial lending.

Below is a summary of our income statement for the years ended December 31, 2017 and 2016:

	2017	2016

Net Interest Income
Interest and fee income on loans	$5,812	$3,640
Interest expense:
Interest related to secured borrowings	1,047	570
Interest related to unsecured borrowings	1,660	1,178
Interest expense	$2,707	$1,748

Net interest income	3,105	1,892

Less: Loan loss provision	44	16
Net interest income after loan loss provision	3,061	1,876

Non-Interest Income
Gain on foreclosure of assets	77	44
Gain on sale of foreclosed assets	–	28
Total non-interest income	77	72

Income	3,138	1,948

Non-Interest Expense
Selling, general and administrative	2,090	1,319
Impairment loss on foreclosed assets	266	111
Total non-interest expense	2,356	1,430

Net income	$782	$518

Earned distribution to preferred equity holder	212	107

Net income attributable to common equity holders	$570	$411

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Interest Spread

The following table displays a comparison of our interest income, expense, fees and spread for the years ended December 31, 2017 and 2016:

	2017		2016
Interest Income		*		*
Interest income on loans	$3,914	14%	$2,413	13%
Fee income on loans	1,898	7%	1,227	7%
Interest and fee income on loans	5,812	21%	3,640	20%
Interest expense – secured	1,047	4%	570	3%
Interest expense – unsecured	1,447	5%	911	5%
Amortization of offering costs	213	1%	267	2%
Interest expense	2,707	10%	1,748	10%
Net interest income (spread)	3,105	11%	1,892	10%

Weighted average outstanding loan asset balance	$27,269		$18,249

*annualized amount as percentage of weighted average outstanding gross loan balance

There are three main components that can impact our interest spread:

● Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings). The loans we have originated have interest rates which are based on our cost of funds, with a minimum cost of funds of 5%. For most loans, the margin is fixed at 2%. Future loans are anticipated to be originated at approximately the same 2% margin. This component is also impacted by the lending of money with no interest cost (our equity). Our interest income on loans was higher in 2017 vs. 2016 by 1%. This increase was due to: 1) an increase in the rate we are charging on our development loans, and 2) an increase in the rate charged to builders beyond our standard rates (typically due to the age of the loan). While our average construction loan lasts for eight months, those that go beyond twelve months pay a higher rate of interest, even though they are paying interest on time. Our interest expense in 2017 was the same percentage cost as 2016 (10%).

The difference between the interest income and interest expense was 4% and 3% for 2017 and 2016, respectively. This was due to the interest income increasing, as discussed in the previous paragraph. We anticipate similar numbers in 2018 to the past two years, with some of the same reasons impacting the difference (the percentage of development loans compared to total loans, and the percentage of outstanding dollars on construction loans paying higher than standard rates).

● Fee income. The Pennsylvania Loans originated in December 2011 had a net origination fee of $924. This fee was recognized over the life of the loans, and was fully recognized as of August 2016. Our construction loans have a 5% fee on the amount we commit to lend, which is amortized over the expected life of each of those loans. When loans pay back quicker than their expected life, the remaining unrecognized fee is recognized upon the termination of the loan. For both 2017 and 2016, fee income was 7% of the average outstanding balance on all loans. The decrease in fee income from the development loans in the later part of 2016 and all of 2017 was offset by a higher percentage of our loans being construction loans. In the future, we anticipate creating loans with fees ranging between 4% and 5% of the collateral loan amount, and we anticipate that our fee percentage in 2018 will be similar.

● Amount of nonperforming assets. Generally, we have three types of nonperforming assets that negatively affect interest spread: loans not paying interest, foreclosed assets, and cash. We had two nonperforming loans in the first half of 2017, which terminated in the second half of 2017. Our foreclosed asset balance decreased to $1,036 at December 31, 2017, compared to $2,798 at December 31, 2016. The amount of nonperforming assets is expected to rise over the next twelve months, both due to work expected on the two lots we currently own and due to idle cash increases which are anticipated due to large borrowing inflows.

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Loan Loss Provision

We recorded $44 and $16 in the years ended December 31, 2017 and 2016, respectively, in loss reserve related to our collective reserve (loans not individually impaired) and $0 in both years for our specific reserve (for loans individually impaired). We anticipate that the collective and specific reserves will increase as our loan balances rise throughout 2018.

Non-Interest Income

We recognized foreclosed gains of $0 and $44 in the years ended December 31, 2017 and 2016, respectively, from the initial foreclosure of assets. This represents the difference between our loan book value and the appraised value, net of selling costs, of the real estate. We also sold a foreclosed asset in both 2017 and 2016 and recognized gains of $77 and $28, respectively. We do not anticipate revenue in this area in 2018.

SG&A Expenses

The following table displays our SG&A expenses for the years ended December 31, 2017 and 2016:

	2017	2016
Selling, general and administrative expenses
Legal and accounting	$196	$167
Salaries and related expenses	1,435	798
Board related expenses	108	112
Advertising	59	46
Rent and utilities	33	19
Loan and foreclosed asset expenses	57	62
Travel	78	35
Other	124	80
Total SG&A	$2,090	$1,319

Our payroll cost was significantly higher in 2017 as our staff grew. We anticipate continuing to grow our staff in 2018, however we also anticipate that our CEO will receive significantly less pay in 2018, which may partially offset some of these increases.

Impairment Loss on Foreclosed Assets

We recorded $266 and $111 in the years ended December 31, 2017 and 2016, respectively, in impairment losses of our foreclosed assets (real estate taken in foreclosure). These losses are generally due to either decreases in value or cost overruns in completion. We may have more impairment in 2018 either on our existing or acquired foreclosed assets.

Consolidated Financial Position

Cash and Cash Equivalents

We try to avoid borrowing on our line of credit from affiliates. To accomplish this, we must carry some cash for liquidity. This amount generally grows as our Company grows. At December 31, 2017 and 2016, we had $3,478 and $1,566, respectively, in cash. See our Liquidity and Capital Resources section for more information.

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Deferred Financing Costs, Net

We expect that the gross deferred financing amount will continue to increase over time as the anticipated financing costs are deferred when paid, and expensed over the life of the debt associated with the financing using the effective interest method. We also expect that the amortization expense and the accumulated amortization will increase in 2018 as compared to 2017. The deferred financing costs are reflected as a reduction in the unsecured Notes Program.

The following is a roll forward of deferred financing costs:

	December 31, 2017	December 31, 2016

Deferred financing costs, beginning balance	$1,014	$935
Additions	88	79
Deferred financing costs, ending balance	$1,102	$1,014
Less accumulated amortization	(816)	(603)
Deferred financing costs, net	$286	$411

The following is a roll forward of the accumulated amortization of deferred financing costs:

	December 31, 2017	December 31, 2016

Accumulated amortization, beginning balance	$603	$336
Additions	213	267
Accumulated amortization, ending balance	$816	$603

Loans Receivable

Commercial Loans – Construction Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2017:

State	Number of Borrowers		Number of Loans	Value of Collateral(1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Colorado	3		6	$3,224	$2,196	$925	68%		5%
Delaware	1		1	244	171	147	70%		5%
Florida	15		54	25,368	16,555	10,673	65%		5%
Georgia	7		13	8,932	5,415	3,535	61%		5%
Indiana	2		2	895	566	356	63%		5%
Michigan	4		25	7,570	4,717	2,611	62%		5%
New Jersey	2		11	3,635	2,471	1,227	68%		5%
New York	1		5	1,756	929	863	53%		5%
North Carolina	3		6	1,650	1,155	567	70%		5%
Ohio	1		1	711	498	316	70%		5%
Oregon	1		1	607	425	76	70%		5%
Pennsylvania	2		20	15,023	7,649	5,834	51%		5%
South Carolina	7		18	4,501	3,058	1,445	68%		5%
Tennessee	1		2	690	494	494	72%		5%
Utah	1		2	790	553	344	70%		5%
Virginia	1		1	335	235	150	70%		5%
Total	52	(4)	168	$75,931	$47,087	$29,563	62	%(3)	5%

11

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

(4)	We have one builder in two states.

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2016:

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Colorado	1	3	$1,615	$1,131	$605	70%		5%
Connecticut	1	1	715	500	479	70%		5%
Delaware	1	2	244	171	40	70%		5%
Florida	7	15	14,014	8,548	4,672	61%		5%
Georgia	4	9	6,864	4,249	2,749	62%		5%
Idaho	1	1	319	215	205	67%		5%
Michigan	1	1	210	126	118	60%		5%
New Jersey	1	3	977	719	528	74%		5%
New York	1	4	1,745	737	685	42%		5%
North Carolina	2	2	1,015	633	216	62%		5%
Ohio	1	1	1,405	843	444	60%		5%
Pennsylvania	2	15	12,725	6,411	5,281	50%		5%
South Carolina	5	7	2,544	1,591	783	63%		5%
Tennessee	1	3	1,080	767	430	71%		5%
Utah	1	2	715	500	252	70%		5%
Total	30	69	$46,187	$27,141	$17,487	59	%(3)	5%

Commercial Loans – Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2017 and December 31, 2016:

Year	State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount(3)	Gross Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
2017	Pennsylvania	1	3	$4,997	$4,600	$2,811	56%	$1,000
2016	Pennsylvania	1	3	6,586	5,931	4,082	62%	1,000

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third-party mortgage balances. Part of this collateral is $1,240 in 2017 and $1,150 in 2016 of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity in our Company might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(3)	The commitment amount does not include letters of credit and cash bonds, as the sum of the total balance outstanding including the cash bonds plus the letters of credit and remaining to fund for construction is less than the $4,600 commitment amount.

12

Financing receivables are comprised of the following:

	December 31, 2017	December 31, 2016

Loans receivable, gross	$32,375	$21,569
Less: Deferred loan fees	(847)	(618)
Less: Deposits	(1,497)	(861)
Plus: Deferred origination expense	109	55
Less: Allowance for loan losses	(97)	(54)

Loans receivable, net	$30,043	$20,091

In 2018, we anticipate continued growth in our loans receivable, net, and all of the items that comprise it (seen in the chart above).

Roll forward of commercial loans:

	December 31, 2017	December 31, 2016

Beginning balance	$20,091	$14,060
Additions	33,451	23,184
Payoffs/sales	(22,645)	(15,168)
Moved to foreclosed assets	–	(1,639)
Change in deferred origination expense	55	55
Change in builder deposit	(636)	(340)
Change in loan loss provision	(44)	(16)
New loan fees	(2,127)	(1,270)
Earned loan fees	1,898	1,225

Ending balance	$30,043	$20,091

Credit Quality Information

Finance Receivables – By risk rating:

	December 31, 2017	December 31, 2016

Pass	$25,656	$18,275
Special mention	6,719	3,294
Classified – accruing	–	–
Classified – nonaccrual	–	–

Total	$32,375	$21,569

Please see our notes to consolidated financial statements for more information about the ratings in the table above.

13

Finance Receivables – Method of impairment calculation:

	December 31, 2017	December 31, 2016

Performing loans evaluated individually	$14,992	$12,424
Performing loans evaluated collectively	17,383	9,145
Non-performing loans without a specific reserve	–	–
Non-performing loans with a specific reserve	–	–

Total evaluated collectively for loan losses	$32,375	$21,569

Below is an aging schedule of loans receivable as of December 31, 2017, on a recency basis:

	No. Accts.	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	153	$26,421	82%
60-89 days	18	5,954	18%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	171	$32,375	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	171	$32,375	100%

Below is an aging schedule of loans receivable as of December 31, 2016, on a recency basis:

	No. Accts.	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	71	$18,617	86%
60-89 days	1	2,952	14%
90-179 days	–	–	–%
180-269 days	–	–	–%

Subtotal	72	$21,569	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	72	$21,569	100%

14

Below is an aging schedule of loans receivable as of December 31, 2017, on a contractual basis:

	No. Accts.	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	153	$26,421	82%
60-89 days	18	5,954	18%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	171	$32,375	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	171	$32,375	100%

Below is an aging schedule of loans receivable as of December 31, 2016, on a contractual basis:

	No. Accts.	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	71	$18,617	86%
60-89 days	1	2,952	14%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	72	$21,569	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	72	$21,569	100%

15

Foreclosed Assets

Roll forward of foreclosed assets for the years ended December 31, 2017 and 2016:

	2017	2016

Beginning balance	$2,798	$965
Additions from loans	–	1,813
Additions for construction/development	317	566
Sale proceeds	(1,890)	(463)
Gain on Sale	77	28
Impairment loss on foreclosed assets	(266)	(111)

Ending balance	$1,036	$2,798

We started 2016 with five foreclosed assets. One sold in 2016. We added a new one in 2016. In 2017, we did not add any new foreclosed assets, and we sold one. That left us with four foreclosed assets at the end of 2017. The impairments we recognized in both 2016 and 2017 were on two of the foreclosed assets we still own. We look to sell some of the four assets that we own in 2018. Two of the assets are built homes, and two are lots on which we are building homes.

Customer Interest Escrow

The Pennsylvania Loans called for a funded interest escrow account which was funded with proceeds from the Pennsylvania Loans. The initial funding on that interest escrow was $450. The balance as of December 31, 2017 and 2016 was $466 and $541, respectively. To the extent the balance is available in the interest escrow, interest due on certain loans is deducted from the interest escrow on the date due. The interest escrow is increased by 20% of lot payoffs on the same loans, and by interest and/or distributions on a loan in which we are the borrower and Investor’s Mark Acquisitions, LLC is the lender and on the Series B preferred equity. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding.

We have 30 and 16 other loans active as of December 31, 2017 and 2016, respectively, which also have interest escrows. The cumulative balance of all interest escrows other than the Pennsylvania Loans was $469 and $271 as of December 31, 2017 and 2016, respectively. We anticipate a moderate growth in the interest escrow balance during 2018.

Roll forward of interest escrow for the years ended December 31, 2017 and 2016:

	2017	2016

Beginning balance	$812	$498
Preferred equity dividends	115	104
Additions from Pennsylvania Loans	480	956
Additions from other loans	1,163	430
Interest, fees, principle or repaid to borrower	(1,635)	(1,176)

Ending balance	$935	$812

Notes Payable Unsecured

Notes payable unsecured as of December 31, 2017 and 2016 was $16,904 and 11,962, respectively. A significant portion of the notes payable was from our Notes offering in the amounts of $14,121 and $11,221 as of December 31, 2017 and 2016, respectively. The unsecured portion of the Swanson line of credit (see Lines of Credit below) was $1,904 and $0 for December 31, 2017 and 2016, respectively. We expect our notes payable unsecured balance to increase as we raise funds to cover our expected growth in loan assets.

16

Secured Borrowings

Purchase and Sale Agreements

We have two purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are Builder Finance, Inc. (“Builder Finance”) and S.K. Funding, LLC (“S.K. Funding”).

In July 2017, we entered into the Sixth Amendment (the “Sixth Amendment”) to our Loan Purchase and Sale Agreement (the “Agreement”) with S.K. Funding. The purpose of the Sixth Amendment was to allow S.K. Funding to purchase portions of the Pennsylvania Loans for a purchase price of $3,000 under parameters different from those specified in the Agreement. The Pennsylvania Loans purchased pursuant to the Sixth Amendment consist of a portion of the loans to the Hoskins Group. We will continue to service the loans. The timing of the Company’s principal and interest payments to S.K. Funding under the Sixth Amendment, and S.K. Funding’s obligation to fund the Pennsylvania Loans, vary depending on the total principal amount of the Pennsylvania Loans outstanding at any time. The Pennsylvania Loans had a principal amount in excess of $4,000 as of the effective date of the Sixth Amendment. While the total principal amount of the Pennsylvania Loans exceeds $1,000, S.K. Funding must fund (by paying the Company) the amount by which the total principal amount of the Pennsylvania Loans exceeds $1,000, with such total amount funded not exceeding $3,000. The interest rate accruing to S.K. Funding under the Sixth Amendment is 10.5% calculated on a 365/366-day basis. When the total principal amount of the Pennsylvania Loans is less than $4,000, the Company will also repay S.K. Funding’s principal as principal payments are received on the Pennsylvania Loans from the underlying borrowers in the amount by which the total principal amount of the Pennsylvania Loans is less than $4,000 until S.K. Funding’s principal has been repaid in full. S.K. Funding will continue to be obligated, as described in this paragraph, to fund (by paying the Company) the Pennsylvania Loans for any increases in the outstanding balance of the Pennsylvania Loans up to no more than a total outstanding amount of $4,000.

The Sixth Amendment has a term of 24 months from the effective date and will automatically renew for additional six-month terms unless either party gives written notice of its intent not to renew the Sixth Amendment at least six months prior to the end of a term. Further, no Protective Advances (as such term is defined in the Agreement) will be required with respect to the Pennsylvania Loans. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

Lines of Credit

In July 2017, we entered into a line of credit agreement with a group of lenders (“Shuman”). The line is secured with assignments of certain notes and mortgages and carries a total cost of funds to us of 10%. The maximum amount we can draw on the line is $1,325, which was fully borrowed as of December 31, 2017. The Shuman line of credit is due in July 2018.

In October 2017, we entered into a Line of Credit Agreement (the “LOC Agreement”) with Paul Swanson (the “Lender”). Pursuant to the LOC Agreement, the Lender will provide us with a revolving line of credit (the “Line of Credit”) not to exceed $4,000. The LOC Agreement is effective as of October 23, 2017 and will terminate 15 months after that date unless extended by the Lender for one or more additional 15-month periods. We may terminate the LOC Agreement by providing the Lender with notice at least 60 days in advance of the original termination or any renewal termination date.

The Line of Credit requires monthly payments of interest only during the term of the Line of Credit, with the principal balance due upon termination. The unpaid principal amounts advanced on the Line of Credit bear interest for each day until due at a fixed rate per annum (computed on the basis of a year of 360 days for actual days elapsed) for each day at 9%. We may, at our option, choose to prepay the principal, interest, or other amounts due from us under the Line of Credit in whole or in part at any time.

17

We are pledging, and will continue to pledge in the future, certain of our commercial loans as collateral for the Line of Credit (the “Collateral Loans”) pursuant to the Collateral Assignment of Notes and Documents dated as of October 23, 2017. The amount outstanding under the Line of Credit may not exceed 67% of the aggregate amount outstanding on the Collateral Loans then pledged to secure the Line of Credit. Our obligation to repay the Line of Credit is evidenced by two Promissory Notes from us dated October 23, 2017 (the “Promissory Notes”), one evidencing a promise to repay the secured portion of the Line of Credit and one evidencing a promise to repay the unsecured portion of the Line of Credit. As of December 31, 2017, the secured portion of the borrowings was $2,096 and the unsecured was $1,904.

R. Scott Summers, P.L.L.C., a West Virginia professional limited liability company (the “Custodian”) will serve as the custodian to hold the Collateral Loans for the benefit of the Lender pursuant to the Custodial Agreement dated as of October 23, 2017 between us, the Lender, and the Custodian. The Custodian is owned by R. Scott Summers, an investor in our public Notes offering and the son of Kenneth R. Summers, one of our independent managers. The Custodian is responsible for certifying to the Lender that it has received the relevant Collateral Loan assignment documentation from us. We are responsible for paying the Custodian’s monthly fee, which is equal to 1% interest on the amount of the Collateral Loans outstanding in the Custodian’s custody.

Summary

The secured borrowings are detailed below:

	December 31, 2017		December 31, 2016
		Due From		Due From
	Book Value of	Shepherd’s	Book Value of	Shepherd’s
	Loans which	Finance to Loan	Loans which	Finance to Loan
	Served as Collateral	Purchaser or Lender	Served as Collateral	Purchaser or Lender
Loan purchaser
Builder Finance	$7,483	$4,089	$5,779	$2,517
S.K. Funding	9,128	4,134	7,770	4,805
Shuman	1,747	1,325	–	–
Paul Swanson	2,518	2,096	–	–

Total	$20,876	$11,644	$13,549	$7,322

As of December 31, 2016, the $7,770 of loans which served as collateral for S.K. Funding did not include the book value of the foreclosed assets which also secure their position, which amount was $1,813.

We anticipate growing our secured borrowings as our loan assets grown.

Contractual Obligations

The following table shows the maturity of outstanding debt as of December 31, 2017. Note that all of our secured debt is listed as current because each advance is due when the loan serving as collateral is repaid, and those loans are demand loans. Also, the accrued interest column includes interest we have not yet incurred.

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Purchase and Sale Agreements

< 1 year	$18,681	$4,633	$2,404	$11,644
1-3 years	10,153	9,488	665	–
3-5 years	–	–	–	–
>5 years	–	–	–	–

Total	$28,834	$14,121	$3,069	$11,644

18

We are obligated to lend money to customers based on agreements we have with them. We do not always have the maximum amount obligated outstanding at any given time. The amount we have not loaned, but are obligated to lend, under certain conditions is a potential liquidity use. This amount was $19,312 as of December 31, 2017 and $11,503 as of December 31, 2016. See Note 10 of our consolidated 2017 financial statements for more information regarding contractual obligations.

Liquidity and Capital Resources

Our operations are subject to certain risks and uncertainties, particularly related to the concentration of our current operations, a significant portion of which is to a single customer and geographic region, as well as the evolution of the current economic environment and its impact on the United States real estate and housing markets. Both the concentration of risk and the economic environment could directly or indirectly cause or magnify losses related to certain transactions and access to and cost of adequate financing.

The Company’s anticipated primary sources of liquidity are:

Item	December 31, 2017	December 31, 2016	Comment
Secured debt	$16,286	$8,882	We have two purchase and sale agreements and two secured lines of credit. Both lines of credit mature in 2018. We anticipate this source of liquidity to grow in 2018 as our loan assets grow.
Unsecured debt	11,391	5,524	Our current Notes offering will expire in September 2018, and we anticipate conducting another offering, as this source of capital needs to grow with our projected increase in loan balances in 2018. We do not offer demand deposits (i.e. a checking account) due to the liquidity consequences.
Interest Income	3,914	2,413	We are somewhat dependent on our larger borrowers to pay interest. We tie our interest rate to the cost of our funds. We anticipate this source to increase in proportion to our increase in loan balances.
Funds from the sale of foreclosed assets	1,890	463	We anticipate this number in 2018 to be between the last two years.
Funds from our unsecured line of credit	–	–	During 2017 we borrowed against our $500 line of credit with Builder Finance and anticipate borrowing again in 2018 as liquidity dictates.
Cash on hand	3,478	1,566

The Company’s anticipated primary uses of liquidity are:

Item	December 31, 2017	December 31, 2016	Comment
Unfunded and new loans	$19,312	$11,503	We have loan commitments which are unfunded which will need to be funded as the collateral of these loans is built. As we create new loans, some portion of those will be funded at the initial creation of the loan, and then the rest over time. The new loans are not included in the numbers to the left.
Payments on secured debt	11,964	5,243	As loans mature and payoff, we must either replace the collateral with new collateral, or repay the funds borrowed against that loan.
Payments on unsecured debt	6,574	2,247	We anticipate this number growing in 2018.
Distributions to owners	487	540	This number is likely to grow in 2018 as our earnings should grow.

19

Priority of Borrowings

The following table displays our borrowings and a ranking of priority in the legal sense of liquidation. The lower the number, the higher the priority.

	Priority Rank	December 31, 2017	December 31, 2016
Borrowing Source
Purchase and sale agreements and other secured borrowings	1	$11,644	$7,322
Secured line of credit from affiliates	2	–	–
Unsecured line of credit (senior)	3	–	–
Other unsecured debt (senior subordinated)	4	279	279
Unsecured Notes through our public offering, gross	5	14,121	11,221
Other unsecured debt (subordinated)	5	2,617	700
Other unsecured debt (junior subordinated)	6	173	173

Total		$28,834	$19,695

Inflation, Interest Rates, and Housing Starts

Since we are in the housing industry, we are affected by factors that impact that industry. Housing starts impact our customers’ ability to sell their homes. Faster sales mean higher effective interest rates for us, as the recognition of fees we charge is spread over a shorter period. Slower sales mean lower effective interest rates for us. Slower sales are likely to increase the default rate we experience.

Housing inflation has a positive impact on our operations. When we lend initially, we are lending a percentage of a home’s expected value, based on historical sales. If those estimates prove to be low (in an inflationary market), the percentage we loaned of the value actually decreases, reducing potential losses on defaulted loans. The opposite is true in a deflationary housing price market. It is our opinion that values are average in many of the housing markets in the U.S. today, and our lending against these values is safer than loans made by financial institutions in 2006 to 2008.

Interest rates have several impacts on our business. First, rates affect housing (starts, home size, etc.). High long-term interest rates may decrease housing starts, having the effects listed above. Higher interest rates will also affect our investors. We believe that there will be a spread between the rate our Notes yield to our investors and the rates the same investors could get on deposits at FDIC insured institutions. We also believe that the spread may need to widen if these rates rise. For instance, if we pay 7% above average CD rates when CDs are paying 0.5%, when CDs are paying 3%, we may have to have a larger than 7% difference. This may cause our lending rates, which are based on our cost of funds, to be uncompetitive. High interest rates may also increase builder defaults, as interest payments may become a higher portion of operating costs for the builder. Below is a chart showing three-year U.S. treasury rates, which are being used by us here to approximate CD rates. Short term interest rates have risen slightly but are generally low historically.

20

Market Yield on U.S. Treasury Securities at 3-Year Constant Maturity

(Source: Federal Reserve)

Housing prices are also generally correlated with housing starts, so that increases in housing starts usually coincide with increases in housing values, and the reverse is generally true. Below is a graph showing single family housing starts from 2000 through today.

21

(Source: U.S. Census Bureau)

To date, changes in housing starts, CD rates, and inflation have not had a material impact on our business.

Off-Balance Sheet Arrangements

As of December 31, 2017, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for a description of new or recent accounting pronouncements.

Subsequent Events

See Note 13 to our consolidated financial statements for subsequent events.

22

Financial Statements

22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and

Members of Shepherd’s Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shepherd’s Finance, LLC and affiliate (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in members’ capital, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of 2017 and 2016, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Carr, Riggs & Ingram, LLC

We have served as the Company’s auditor since 2011.

Enterprise, Alabama

March 23, 2018

F-1

Shepherd’s Finance, LLC

Consolidated Balance Sheets

As of December 31, 2017 and 2016

(in thousands of dollars)	2017	2016

Assets
Cash and cash equivalents	$3,478	$1,566
Accrued interest receivable	720	280
Loans receivable, net	30,043	20,091
Foreclosed assets	1,036	2,798
Property, plant and equipment	910	69
Other assets	168	82
Total assets	$36,355	$24,886
Liabilities and Members’ Capital
Customer interest escrow	$935	$812
Accounts payable and accrued expenses	705	377
Accrued interest payable	1,353	986
Notes payable secured	11,644	7,322
Notes payable unsecured, net of deferred financing costs	16,904	11,962
Due to preferred equity member	31	28
Total liabilities	$31,572	$21,487

Commitments and Contingencies (Note 10)

Redeemable Preferred Equity
Series C preferred equity	$1,097	$-

Members’ Capital
Series B preferred equity	1,240	1,150
Class A common equity	2,446	2,249
Members’ capital	$3,686	$3,399

Total liabilities and members’ capital	$36,355	$24,886

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the years ended December 31, 2017 and 2016

(in thousands of dollars)	2017	2016

Net Interest Income
Interest and fee income on loans	$5,812	$3,640
Interest expense:
Interest related to secured borrowings	1,047	570
Interest related to unsecured borrowings	1,660	1,178
Interest expense	$2,707	$1,748

Net interest income	3,105	1,892

Less: Loan loss provision	44	16
Net interest income after loan loss provision	3,061	1,876

Non-Interest Income
Gain on foreclosure of assets	–	44
Gain on sale of foreclosed assets	77	28
Total non-interest income	77	72

Income	3,138	1948

Non-Interest Expense
Selling, general and administrative	2,090	1,319
Impairment loss on foreclosed assets	266	111
Total non-interest expense	2,356	1,430

Net income	$782	$518

Earned distribution to preferred equity holder	212	107

Net income attributable to common equity holders	$570	$411

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Shepherd’s Finance, LLC

Consolidated Statements of Changes In Members’ Capital

For the years ended December 31, 2017 and 2016

(in thousands of dollars)	2017	2016

Members’ capital, beginning balance	$3,399	$3,284
Net income	782	518
Contributions from members (preferred)	90	140
Earned distributions to preferred equity holders	(212)	(107)
Distributions to common equity holders	(373)	(436)

Members’ capital, ending balance	$3,686	$3,399

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Shepherd’s Finance, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(in thousands of dollars)	2017	2016

Cash flows from operations
Net income	$782	$518
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred financing costs	213	267
Provision for loan losses	44	16
Net loan origination fees deferred (earned)	229	45
Change in deferred origination cost	(55)	(55)
Impairment of foreclosed assets	266	111
Gain from sale of foreclosed assets	(77)	(28)
Gain from foreclosure of assets	–	(44)
Net change in operating assets and liabilities
Other assets	(86)	(68)
Accrued interest on loans	(440)	(263)
Customer interest escrow	123	314
Accounts payable and accrued expenses	693	824

Net cash provided by operating activities	1,692	1,637

Cash flows from investing activities
Loan originations and principal collections, net	(10,171)	(7,677)
Investment in foreclosed assets	(316)	(566)
Proceeds from sale of foreclosed assets	1,890	463
Property, plant and equipment additions	(841)	(69)

Net cash (used in) investing activities	(9,438)	(7,849)

Cash flows from financing activities
Contributions from redeemable preferred equity	1,004	–
Contributions from members (preferred)	90	140
Distributions to preferred equity holders	(114)	(104)
Distributions to common equity holders	(373)	(436)
Proceeds from secured notes payable	16,286	8,882
Repayments of secured notes payable	(11,964)	(5,243)
Proceeds from unsecured notes payable	11,391	5,524
Redemptions/repayments of unsecured notes payable	(6,574)	(2,247)
Deferred financing costs paid	(88)	(79)

Net cash provided by financing activities	9,658	6,437

Net increase in cash and cash equivalents	1,912	225

Cash and cash equivalents
Beginning of period	1,566	1,341

End of period	$3,478	$1,566
Supplemental disclosure of cash flow information
Cash paid for interest	$2,145	$1,002

Non-cash investing and financing activities
Earned but not paid distribution of preferred equity holder	$98	$28
Foreclosed assets acquired in the settlement of loans	$-	$1,813
Accrued interest reduction due to foreclosure	$-	$130
Net change in loan origination fees due to foreclosure	$-	$(55)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Shepherd’s Finance, LLC

Notes to Consolidated Financial Statements

Information presented throughout these notes to the consolidated financial statements is in thousands of dollars.

1. Description of Business

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we”, or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. We are the sole member of a consolidating subsidiary, 84 REPA, LLC. The Company operated pursuant to an operating agreement by and among Daniel M. Wallach and the members of the Company from its inception through March 29, 2012, at which time it adopted an amended and restated operating agreement.

As of December 31, 2017, the Company extends commercial loans to residential homebuilders (in 16 states) to:

●	construct single family homes,

●	develop undeveloped land into residential building lots, and

●	purchase and improve for sale older homes.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the consolidated accounts of the Company’s subsidiary and reflect all adjustments (all of which are normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, operating results, and cash flows for the periods. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that market conditions could deteriorate, which could materially affect our consolidated financial position, results of operations and cash flows. Among other effects, such changes could result in the need to increase the amount of our allowance for loan losses and impair our foreclosed assets.

Operating Segments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic (“ASC”) 280, Segment Reporting, requires that the Company report financial and descriptive information about reportable segments and how these segments were determined. We determine the allocation of resources and performance of business units based on operating income, net income and operating cash flows. Segments are identified and aggregated based on products sold or services provided. Based on these factors, we have determined that the Company’s operations are in one segment, commercial lending.

Revenue Recognition

Interest income generally is recognized on an accrual basis. The accrual of interest is generally discontinued on all loans past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through liquidation of collateral. Interest received on nonaccrual loans is applied against principal. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

F-6

Advertising

Advertising costs are expensed as incurred and are included in selling, general and administrative. Advertising expenses were $59 and $46 for the years ended December 31, 2017 and 2016, respectively.

Cash and Cash Equivalents

Management considers highly-liquid investments with original maturities of three months or less to be cash equivalents.

Fair Value Measurements

The Company follows the guidance of FASB ASC 825, Financial Instruments (ASC 825), and FASB ASC 820, Fair Value Measurements (ASC 820). ASC 825 permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). See Note 3.

Loans Receivable

Loans are stated at the amount of unpaid principal, net of any allowances for loan losses, and adjusted for (1) the net unrecognized portion of direct costs and nonrefundable loan fees associated with lending, and (2) deposits made by the borrowers used as collateral for a loan and due back to the builder at or prior to loan payoff. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method.

A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection or well-secured (i.e., the loan has sufficient collateral value). Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Once a loan is 90 days past due, management begins a workout plan with the borrower or commences its foreclosure process on the collateral.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio.

The Company establishes a collective reserve for all loans which are not more than 60 days past due at the end of each quarter. This collective reserve includes both a quantitative and qualitative analysis.  In addition to historical loss information, the analysis incorporates collateral value, decisions made by management and staff, percentage of aging spec loans, policies, procedures, and economic conditions. The Company analyzes the following:

●	Loans to one borrower with less than 10% of the Company’s total committed balances; and
●	Loans to one borrower with greater than or equal to 10% of the Company’s total committed balances.

The Company individually analyzes for impairment all loans which more than 60 days past are due at the end of each quarter. If required, the analysis includes a comparison of estimated collateral value to the principal amount of the loan.

Impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. As for homes which are partially complete, the Company will appraise on an as-is and completed basis, and use the appraised value that more closely aligns with our planned method of disposal for the property.

F-7

Impaired Loans

A loan is considered to be impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.

Foreclosed Assets

When a foreclosed asset is acquired in the settlement of a loan, the asset is booked at the as-is fair value minus expected selling costs establishing a new cost basis. The gain or loss is booked on our income statement as non-interest income or expense. If the fair value of the asset declines, a write-down is recorded through non-interest expense. While the initial valuation is done on an as-is basis, subsequent values are based on our plan for the asset. Assets which are not going to be improved are still evaluated on an as-is basis. Assets we intend to improve, are improving, or have improved are appraised based on the to-be-completed value, minus reasonable selling costs and the cost to complete.

Deferred Financing Costs, Net

Deferred financing cost consist of certain costs associated with financing activities related to the issuance of debt securities (deferred financing costs). These costs consist primarily of professional fees incurred related to the transactions. Deferred financing costs are amortized into interest expense over the life of the related debt. The deferred financing costs are reflected as a reduction in the unsecured notes offering liability.

Income Taxes

The entities included in the consolidated financial statements are organized as pass-through entities under the Internal Revenue Code. As such, taxes are the responsibility of the members. Other significant taxes for which the Company is liable are recorded on an accrual basis.

The Company applies FASB ASC 740, Income Taxes (ASC 740). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to income tax at the LLC level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the appropriate period. Management concluded that there are no uncertain tax positions that should be recognized in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2014.

The Company’s policy is to record interest and penalties related to taxes in interest expense on the consolidated statements of operations. There have been no significant interest or penalties assessed or paid.

Risks and Uncertainties

The Company is subject to many of the risks common to the commercial lending and real estate industries, such as general economic conditions, decreases in home values, decreases in housing starts, increases in interest rates, and competition from other lenders. At December 31, 2017, our loans were significantly concentrated in a suburb of Pittsburgh, Pennsylvania, so the housing starts and prices in that area are more significant to our business than other areas until and if more loans are created in other markets.

F-8

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable. Our concentration risks are summarized in the table below:

	December 31, 2017		December 31, 2016
		Percent of		Percent of
	Borrower	Loan	Borrower	Loan
	City	Commitments	City	Commitments

Highest concentration risk	Pittsburgh, PA	22%	Pittsburgh, PA	37%
Second highest concentration risk	Sarasota, FL	7%	Sarasota, FL	11%
Third highest concentration risk	Orlando, FL	5%	Savannah, GA	6%

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies that accounting for some costs to obtain or fulfill a contract with a customer. These amendments are effective for fiscal years beginning after December 15, 2018. This standard will be applied when appropriate to future transactions, although none are currently anticipated.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which introduces the current expected credit losses methodology. Among other things, the ASU requires the measurement of all expected credit losses for financial assets, including available-for-sale debt securities, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. The new model will require institutions to calculate all probable and estimable losses that are expected to be incurred through the loan’s entire life. ASU 2016-13 also requires the allowance for credit losses for purchased financial assets with credit deterioration since origination to be determined in a manner similar to that of other financial assets measured at amortized cost; however, the initial allowance will be added to the purchase price rather than recorded as credit loss expense. The disclosure of credit quality indicators related to the amortized cost of financing receivables will be further disaggregated by year of origination (or vintage). Disaggregation by vintage will be optional for nonpublic business entities. Institutions are to apply the changes through a cumulative-effect adjustment to their retained earnings as of the beginning of the first reporting period in which the standard is effective. The amendments are effective for fiscal years beginning after December 15, 2020. Early application will be permitted for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of these amendments on the consolidated financial statements.

Subsequent Events

Management of the Company has evaluated subsequent events through March 23, 2018, the date these consolidated financial statements were issued. See Note 13.

3. Fair Value

Utilizing ASC 820, the Company has established a framework for measuring fair value under U.S. GAAP using a hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Three levels of inputs are used to measure fair value, as follows:

F-9

Level 1 –	quoted prices in active markets for identical assets or liabilities;

Level 2 –	quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 –	unobservable inputs, such as discounted cash flow models or valuations.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair Value Measurements of Non-Financial Instruments on a Recurring Basis

The Company has no non-financial instruments measured at fair value on a recurring basis.

Fair Value Measurements of Non-Financial Instruments on a Non-recurring Basis

Certain assets are measured at fair value on a non-recurring basis when there is evidence of impairment. The fair values of impaired loans with specific allocations of the allowance for loan losses are generally based on recent real estate appraisals of the collateral less estimated cost to sell. Declines in the fair values of other real estate owned subsequent to their initial acquisitions are also based on recent real estate appraisals less selling costs.

Impaired Loans

The appraisals used to establish the value of impaired loans are based on similar properties at similar times; however due to the differences in time and properties, the impaired loans are classified as Level 3. There were no impaired loan assets as of December 31, 2017 and 2016.

Foreclosed Assets

Foreclosed assets (upon initial recognition or subsequent impairment) are measured at fair value on a non-recurring basis.

Foreclosed assets, upon initial recognition, are measured and reported at fair value less cost to sell. Each reporting period, the Company remeasures the fair value of its significant foreclosed assets. Fair value is based upon independent market prices, appraised values of the foreclosed assets or management’s estimates of value, which the Company classifies as a Level 3 evaluation.

The following tables presents the balances of non-financial instruments measured at fair value on a non-recurring basis as of December 31, 2017 and 2016:

Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
	December 31, 2017		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets	$1,036	$1,036	$–	$–	$1,036

F-10

Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
	December 31, 2016		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets	$2,798	$2,798	$–	$–	$2,798

Fair Value of Financial Instruments

ASC 825 requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Loans Receivable and Commitments to Extend Credit

For variable rate loans that reprice frequently with no significant change in credit risk, estimated fair values of collateral are based on carrying values at both December 31, 2017 and 2016. Because the loans are demand loan and therefore have no known time horizon, there is no significant impact from fluctuating interest rates. For unfunded commitments to extend credit, because there would be no adjustment between fair value and carrying amount for the amount if actually loaned, there is no adjustment to the amount before it is loaned. The amount for commitments to extend credit is not listed in the tables below because there is no difference between carrying value and fair value, and the amount is not recorded on the consolidated balance sheets as a liability.

Interest Receivable

Interest receivable from our customers is due approximately 10 days after it is billed; therefore, the carrying amount approximates fair value for the years ended December 31, 2017 and 2016.

Customer Interest Escrow

The customer interest escrow does not yield interest to the customer, but because: 1) the customer loans are demand loans, 2) it is not possible to estimate how long the escrow will be in place, and 3) the interest rate which could be used to discount this amount is negligible, the fair value approximates the carrying value at both December 31, 2017 and 2016.

Borrowings under Credit Facilities

The fair value of the Company’s borrowings under credit facilities is estimated based on the expected cash flows discounted using the current rates offered to the Company for debt of the same remaining maturities. As all of the borrowings under credit facilities or the Notes are either payable on demand or at similar rates to what the Company can borrow funds for today, the fair value of the borrowings is determined to approximate carrying value at both December 31, 2017 and 2016. The interest on our Notes offering is paid to our Note holders either monthly or at the end of their investment, compounded on a monthly basis. For the same reasons as the determination for the principal balances on the Notes, the fair value approximates the carrying value for the interest as well.

F-11

The table below is a summary of fair value estimates for financial instruments and the level of the fair value hierarchy (as discussed in Note 2) within which the fair value measurements are categorized at the periods indicated:

			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
	December 31, 2017		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$3,478	$3,478	$3,478	$–	$–
Loans receivable, net	30,043	30,043	–	–	30,043
Accrued interest on loans	720	720	–	–	720
Financial Liabilities
Customer interest escrow	935	935	–	–	935
Notes payable secured	11,644	11,644	–	–	11,644
Notes payable unsecured, net	16,904	16,904	–	–	16,904
Accrued interest payable	1,353	1,353	–	–	1,353

			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
	December 31, 2016		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$1,566	$1,566	$1,566	$–	$–
Loans receivable, net	20,091	20,091	–	–	20,091
Accrued interest on loans	280	280	–	–	280
Financial Liabilities
Customer interest escrow	812	812	–	–	812
Notes payable secured	7,322	7,322	–	–	7,322
Notes payable unsecured, net	11,962	11,962	–	–	11,962
Accrued interest payable	993	993	–	–	993

F-12

4. Financing Receivables

Financing receivables are comprised of the following as of December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016

Loans receivable, gross	$32,375	$21,569
Less: Deferred loan fees	(847)	(618)
Less: Deposits	(1,497)	(861)
Plus: Deferred origination expense	109	55
Less: Allowance for loan losses	(97)	(54)

Loans receivable, net	$30,043	$20,091

Commercial Construction and Development Loans

Commercial Loans – Construction Loan Portfolio Summary

As of December 31, 2017, we have 52 borrowers, all of whom, including our one development loan customer (the “Hoskins Group”), borrow money for the purpose of building new homes. The loans typically involve funding of the lot and a portion of construction costs, for a total of between 50% and 70% of the completed value of the new home. As the home is built during the course of the loan, the loan balance increases. The loans carry an interest rate of 2% more than our cost of funds, and we charge a loan fee. The cost of funds was 9.99% as of December 31, 2017 and the interest rate charged to most customers was 11.99%. The loans are demand loans. Most have a deposit from the builder during construction to help offset the risk of partially built homes, and some have an interest escrow to offset payment of monthly interest risk.

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2017 and December 31, 2016:

Year	Number of States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
2017	16	52	168	$75,931	$47,087	$29,563	62	%(3)	5%
2016	15	30	69	46,187	27,141	17,487	59	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

Commercial Loans – Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2017 and December 31, 2016.

Year	State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount		Gross Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
2017	Pennsylvania	1	3	$4,997	$4,600	(3)	$2,811	56%	$1,000
2016	Pennsylvania	1	3	6,586	5,931	(3)	4,082	62%	1,000

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third-party mortgage balances. Part of this collateral is $1,240 in 2017 and $1,150 in 2016 of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity in our Company might be difficult to sell, which could impact our ability to eliminate the loan balance.

F-13

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(3)	The commitment amount does not include letters of credit and cash bonds, as the sum of the total balance outstanding including the cash bonds plus the letters of credit and remaining to fund for construction is less than the $4,600 commitment amount.

Credit Quality Information

The following table presents credit-related information at the “class” level in accordance with FASB ASC 310-10-50, Disclosures about the Credit Quality of Finance Receivables and the Allowance for Credit Losses. A class is generally a disaggregation of a portfolio segment. In determining the classes, the Company considered the finance receivable characteristics and methods it applies in monitoring and assessing credit risk and performance.

The following table summarizes finance receivables by the risk ratings that regulatory agencies utilize to classify credit exposure and which are consistent with indicators the Company monitors. Risk ratings are reviewed on a regular basis and are adjusted as necessary for updated information affecting the borrowers’ ability to fulfill their obligations.

The definitions of these ratings are as follows:

●	Pass – finance receivables in this category do not meet the criteria for classification in one of the categories below.

●	Special mention – a special mention asset exhibits potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects.

●	Classified – a classified asset ranges from: 1) assets that are inadequately protected by the current sound worth and paying capacity of the borrower, and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected to 2) assets with weaknesses that make collection or liquidation in full unlikely on the basis of current facts, conditions, and values. Assets in this classification can be accruing or on non-accrual depending on the evaluation of these factors.

Finance Receivables – By risk rating:

	December 31, 2017	December 31, 2016

Pass	$25,656	$18,275
Special mention	6,719	3,294
Classified – accruing	–	–
Classified – nonaccrual	–	–

Total	$32,375	$21,569

F-14

Finance Receivables – Method of impairment calculation:

	December 31, 2017	December 31, 2016

Performing loans evaluated individually	$14,992	$12,424
Performing loans evaluated collectively	17,383	9,145
Non-performing loans without a specific reserve	–	–
Non-performing loans with a specific reserve	–	–

Total evaluated collectively for loan losses	$32,375	$21,569

At December 31, 2017 and 2016, there were no loans acquired with deteriorated credit quality, loans past due 90 or more days, impaired loans, or loans on nonaccrual status.

5. Foreclosed Assets

Roll forward of foreclosed assets for the years ended December 31, 2017 and 2016:

	2017	2016

Beginning balance	$2,798	$965
Additions from loans	–	1,813
Additions for construction/development	317	566
Sale proceeds	(1,890)	(463)
Gain on sale	77	28
Impairment loss on foreclosed assets	(266)	(111)

Ending balance	$1,036	$2,798

6. Borrowings

The following table displays our borrowings and a ranking of priority:

	Priority Rank	December 31, 2017	December 31, 2016
Borrowing Source
Purchase and sale agreements and other secured borrowings	1	$11,644	$7,322
Secured line of credit from affiliates	2	–	–
Unsecured line of credit (senior)	3	–	–
Other unsecured debt (senior subordinated)	4	279	279
Unsecured Notes through our public offering, gross	5	14,121	11,221
Other unsecured debt (subordinated)	5	2,617	700
Other unsecured debt (junior subordinated)	6	173	173

Total		$28,834	$19,695

The following table shows the maturity of outstanding debt as of December 31, 2017:

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Purchase and Sale Agreements and other secured borrowings

2018	$18,681	$4,633	$2,404	$11,644
2019	3,769	3,656	113	–
2020	2,495	1,943	552	–
2021	3,889	3,889	–	–

Total	$28,834	$14,121	$3,069	$11,644

F-15

Purchase and Sale Agreements

We have two purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are Builder Finance, Inc. (“Builder Finance”) and S.K. Funding, LLC (“S.K. Funding”). Generally, the purchasers buy between 50% and 70% of each loan sold. They receive interest rates ranging from our cost of funds to the note rate charged to the borrower (interest rates were between 9% and 12% for both 2017 and 2016), and generally none of the loan fees we charge. We have the right to call some of the loans sold, with some restrictions. Once sold, the purchaser must fund their portion of the loans purchased. We service the loans. Also, there are limited put options in some cases, whereby the purchaser can cause us to repurchase a loan. The purchase and sale agreements are recorded as secured borrowings.

In July 2017, we entered into the Sixth Amendment (the “Sixth Amendment”) to our loan purchase and sale agreement (the “Agreement”) with S.K. Funding. The Agreement was originally entered into between the Company and Seven Kings Holdings, Inc. (“7Kings”). However, on or about May 7, 2015, 7Kings assigned its right and interest in the Agreement to S.K. Funding.

The purpose of the Sixth Amendment was to allow S.K. Funding to purchase portions of the Pennsylvania Loans for a purchase price of $3,000 under parameters different from those specified in the Agreement. The Pennsylvania Loans purchased pursuant to the Sixth Amendment consist of a portion of the loans to the Hoskins Group. We will continue to service the loans.

The timing of the Company’s principal and interest payments to S.K. Funding under the Sixth Amendment, and S.K. Funding’s obligation to fund the Pennsylvania Loans, vary depending on the total principal amount of the Pennsylvania Loans outstanding at any time. The Pennsylvania Loans had a principal amount in excess of $4,000 as of the effective date of the Sixth Amendment. While the total principal amount of the Pennsylvania Loans exceeds $1,000, S.K. Funding must fund (by paying the Company) the amount by which the total principal amount of the Pennsylvania Loans exceeds $1,000, with such total amount funded not exceeding $3,000. The interest rate accruing to S.K. Funding under the Sixth Amendment is 10.5% calculated on a 365/366-day basis. When the total principal amount of the Pennsylvania Loans is less than $4,000, the Company will also repay S.K. Funding’s principal as principal payments are received on the Pennsylvania Loans from the underlying borrowers in the amount by which the total principal amount of the Pennsylvania Loans is less than $4,000 until S.K. Funding’s principal has been repaid in full. S.K. Funding will continue to be obligated, as described in this paragraph, to fund (by paying the Company) the Pennsylvania Loans for any increases in the outstanding balance of the Pennsylvania Loans up to no more than a total outstanding amount of $4,000.

The Sixth Amendment has a term of 24 months from the effective date and will automatically renew for additional six-month terms unless either party gives written notice of its intent not to renew the Sixth Amendment at least six months prior to the end of a term. Further, no Protective Advances (as such term is defined in the Agreement) will be required with respect to the Pennsylvania Loans. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

Lines of Credit

In July 2017, we entered into a line of credit agreement with a group of lenders (“Shuman”). The line is secured with assignments of certain notes and mortgages and carries a total cost of funds to us of 10%. The maximum amount we can draw on the line is $1,325, which was fully borrowed as of December 31, 2017. It is due in July 2018.

In October 2017, we entered into a Line of Credit Agreement (the “LOC Agreement”) with Paul Swanson (the “Lender”). Pursuant to the LOC Agreement, the Lender will provide us with a revolving line of credit (the “Line of Credit”) not to exceed $4,000. The LOC Agreement is effective as of October 23, 2017 and will terminate 15 months after that date unless extended by the Lender for one or more additional 15-month periods. We may terminate the LOC Agreement by providing the Lender with notice at least 60 days in advance of the original termination or any renewal termination date.

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The Line of Credit requires monthly payments of interest only during the term of the Line of Credit, with the principal balance due upon termination. The unpaid principal amounts advanced on the Line of Credit bear interest for each day until due at a fixed rate per annum (computed on the basis of a year of 360 days for actual days elapsed) for each day at 9%. We may, at our option, choose to prepay the principal, interest, or other amounts due from us under the Line of Credit in whole or in part at any time.

We are pledging, and will continue to pledge in the future, certain of our commercial loans as collateral for the Line of Credit (the “Collateral Loans”) pursuant to the Collateral Assignment of Notes and Documents dated as of October 23, 2017. The amount outstanding under the Line of Credit may not exceed 67% of the aggregate amount outstanding on the Collateral Loans then pledged to secure the Line of Credit. Our obligation to repay the Line of Credit is evidenced by two Promissory Notes from us dated October 23, 2017 (the “Promissory Notes”), one evidencing a promise to repay the secured portion of the Line of Credit and one evidencing a promise to repay the unsecured portion of the Line of Credit. As of December 31, 2017, the secured portion of the borrowings was $2,096 and the unsecured was $1,904.

R. Scott Summers, P.L.L.C., a West Virginia professional limited liability company (the “Custodian”) will serve as the custodian to hold the Collateral Loans for the benefit of the Lender pursuant to the Custodial Agreement dated as of October 23, 2017 between us, the Lender, and the Custodian. The Custodian is owned by R. Scott Summers, an investor in our public Notes offering and the son of Kenneth R. Summers, one of our independent managers. The Custodian is responsible for certifying to the Lender that it has received the relevant Collateral Loan assignment documentation from us. We are responsible for paying the Custodian’s monthly fee, which is equal to 1% interest on the amount of the Collateral Loans outstanding in the Custodian’s custody.

Summary

The secured borrowings are detailed below:

	December 31, 2017		December 31, 2016
	Book Value of	Due From Shepherd’s	Book Value of	Due From Shepherd’s
	Loans which	Finance to Loan	Loans which	Finance to Loan
	Served as	Purchaser or	Served as	Purchaser or
	Collateral	Lender	Collateral	Lender
Loan purchaser
Builder Finance	$7,483	$4,089	$5,779	$2,517
S.K. Funding	9,128	4,134	7,770	4,805
Shuman	1,747	1,325	–	–
Paul Swanson	2,518	2,096	–	–

Total	$20,876	$11,644	$13,549	$7,322

As of December 31, 2016, the $7,770 of loans which served as collateral for S.K. Funding did not include the book value of the foreclosed assets which also secure their position, which amount was $1,813.

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Unsecured Loans

We have various unsecured loans, the largest of which are listed in the table below:

Description	Current maturity	Maximum amount	December 31, 2017 Balance	December 31, 2016 Balance	Annual Interest Rate	Interest Cost 2017	Interest Cost 2016
Swanson Unsecured Portion	June 2018	$4,000	$1,904	$-	10.0%	$42	$-
7Kings	August 2019	500	500	500	7.5%	37	38
Builder Finance	January 2019	500	-	-	10.0%	22	-

We have several other unsecured Notes of lesser amounts with varying maturity dates.

Unsecured Notes through the Public Offering (Notes Program)

The effective interest rate on the borrowings at December 31, 2017 and 2016 was 9.21% and 8.26%, respectively, not including the amortization of deferred financing costs. There are limited rights of early redemption. We generally offer four durations at any given time, ranging anywhere from 12 to 48 months. The following table shows the roll forward of our Notes program:

	December 31, 2017	December 31, 2016

Gross notes outstanding, beginning of period	$11,221	$8,496
Notes issued	8,375	4,972
Note repayments / redemptions	(5,475)	(2,247)

Gross notes outstanding, end of period	14,121	11,221

Less deferred financing costs, net	286	411

Notes outstanding, net	$13,835	$10,810

The following is a roll forward of deferred financing costs:

	December 31, 2017	December 31, 2016

Deferred financing costs, beginning balance	$1,014	$935
Additions	88	79
Deferred financing costs, ending balance	1,102	$1,014
Less accumulated amortization	(816)	(603)
Deferred financing costs, net	$286	$411

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The following is a roll forward of the accumulated amortization of deferred financing costs:

	December 31, 2017	December 31, 2016

Accumulated amortization, beginning balance	$603	$336
Additions	213	267
Accumulated amortization, ending balance	$816	$603

7. Redeemable Preferred Equity

Series C cumulative preferred units (“Series C Preferred Units”) were issued to Margaret Rauscher IRA LLC (Margaret Rauscher is the wife of one of our independent managers, Eric A. Rauscher) in March 2017 and to an IRA owned by William Myrick, another one of our independent managers, in April 2017. They are redeemable by the Company at any time, upon a change of control or liquidation, or by the investor any time after 6 years from the initial date of purchase. The Series C Preferred Units have a fixed value which is their purchase price and preferred liquidation and distribution rights. Yearly distributions of 12% of the Series C Preferred Units’ value (provided profits are available) will be made quarterly. This rate can increase if any interest rate on our public Notes offering rises above 12%. Dividends can be reinvested monthly into additional Series C Preferred Units. The Series C Preferred Units have the same preferential rights as the Series B Preferred Units as more fully described in the following note.

Roll forward of redeemable preferred equity:

	December 31, 2017	December 31, 2016

Beginning balance	$–	$–
Additions from new investment	1,004	–
Additions from reinvestment	93	–

Ending balance	$1,097	$–

The following table shows the earliest redemption options for investors in Series C Preferred Units as of December 31, 2017:

Year Maturing	Total Amount Redeemable

2023	$1,097

Total	$1,097

8. Members’ Capital

There are currently two classes of units outstanding: Class A common units and Series B cumulative preferred units (“Series B Preferred Units”).

The Class A common units are held by eight members, all of whom have no personal liability. All Class A common members have voting rights in proportion to their capital account. There were 2,629 Class A common units outstanding at both December 31, 2017 and 2016.

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The Series B Preferred Units were issued to the Hoskins Group through a reduction in a loan issued by the Hoskins Group to the Company. In December 2015, the Hoskins Group agreed to purchase 0.1 Series B Preferred Units for $10 at each closing of a lot to a third party in the Hamlets and Tuscany subdivision. As of December 31, 2017, the Hoskins Group owns a total of 12.4 Series B Preferred Units, which were issued for a total of $1,240. Both the Series B Preferred Units and the Series C Preferred Units have the same basic preferential status as compared to the Class A common units, and are pari passu with each other. Both Preferred Unit types enjoy a liquidation preference and a dividend preference, as well as a 12-month recovery period for a shortfall in earnings.

There are two additional authorized unit classes: Class A preferred units and Class B profit units. Once Class B profit units are issued, the existing Class A common units will become Class A preferred units. Class A Preferred units will receive preferred treatment in terms of distributions and liquidation proceeds.

9. Related Party Transactions

The Company has a loan agreement with two of our larger members. The agreements layout the terms under which those members can lend money to us, providing that we desire the funds and the members wish to lend. The lines have not been used in 2017 or 2016. The rates on funds, if borrowed, are equal to those members’ cost of funds at the time of the advance.

An IRA owned by the wife of Eric A. Rauscher, one of our independent managers, and an IRA owned by William Myrick, also one of our independent managers, each own Series C Preferred Units, as more fully described in Note 7.

Each of our three independent managers and our Executive Vice President of Operations own 1% of our Class A common units.

One of our independent managers Kenneth R. Summers and his son are minor participants in the Shuman line of credit, which is more fully described in Note 6.

The Company has loan agreements with the Hoskins Group, as more fully described in Note 4 – Commercial Loans – Real Estate Development Loan Portfolio Summary

The Hoskins Group has a preferred equity interest in the Company, as more fully described in Note 8.

The Company has accepted new investments under the Notes Program from employees, managers, members and relatives of managers and members, with $1,715 and $2,197 outstanding at December 31, 2017 and 2016, respectively. The larger of these investments are detailed below:

(All dollar [$] amounts shown in table in thousands).

	Relationship to	Amount invested as of		Weighted average interest rate as of	Interest earned during the year ended
	Shepherd’s	December 31,	December 31,	December 31,	December 31,
Investor	Finance	2017	2016	2017	2017	2016
Eric Rauscher	Independent Manager	$475	$600	10.00%	$36	$45

Wallach Family Irrevocable Educational Trust	Trustee is Member	200	200	9.00%	19	16

David Wallach	Father of Member	211	111	9.42%	17	10

Joseph Rauscher	Parents of Independent Manager	195	186	9.33%	15	16

R. Scott Summers	Son of Independent Manager	275	75	8.00%	19	29

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10. Commitments and Contingencies

In the normal course of business there may be outstanding commitments to extend credit that are not included in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon and some of the funding may come from the earlier repayment of the same loan (in the case of revolving lines), the total commitment amounts do not necessarily represent future cash requirements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Unfunded commitments to extend credit, which have similar collateral, credit risk and market risk to our outstanding loans, were $19,312 and $11,503 at December 31, 2017 and 2016, respectively.

11. Selected Quarterly Condensed Consolidated Financial Data (Unaudited)

Summarized unaudited quarterly condensed consolidated financial data for the quarters of 2017 and 2016 are as follows:

	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	2017	2017	2017	2017	2016	2016	2016	2016

Net Interest Income after Loan Loss Provision	$802	$917	$725	$617	$491	$442	$464	$479
Non-Interest Income	–	–	–	77	28	–	44	–
SG&A expense	643	537	456	454	367	297	305	350
Impairment loss on foreclosed assets	64	47	106	49	111	–	–	–
Net Income	$95	$333	$163	$191	$41	$145	$203	$129

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12. Non-Interest Expense Detail

The following table displays our selling, general and administrative expenses for the years ended December 31, 2017 and 2016:

	For the Years Ended December 31,
	2017	2016
Selling, general and administrative expenses
Legal and accounting	$196	$167
Salaries and related expenses	1,435	798
Board related expenses	108	112
Advertising	59	46
Rent and utilities	33	19
Loan and foreclosed asset expenses	57	62
Travel	78	35
Other	124	80
Total SG&A	$2,090	$1,319

Printing costs are both for printing of investor related material and for the filing of documents electronically with the Securities and Exchange Commission..

13. Subsequent Events

Management of the Company has evaluated subsequent events through March 23, 2018, the date these consolidated financial statements were issued.

On January 2, 2018, our board of managers appointed Catherine Loftin to serve as our Chief Financial Officer. Previously, we did not have a Chief Financial Officer.

On January 5, 2018, we entered into the Twelfth Amendment (the “Amendment”) to the Credit Agreement (the “Credit Agreement”) with Benjamin Marcus Homes, L.L.C. (“BMH”) and Investor’s Mark Acquisitions, LLC (“IMA”). Pursuant to the Amendment, the balance of the BMH Loan (as defined in the Credit Agreement) is increased by the amount of money spent by BMH and IMA on a property that has been added as collateral to the BMH Loan. We will not require BMH or IMA to provide additional funds into the Interest Escrow (as defined in the Credit Agreement) as part of the funding of the BMH Loan increase. The Credit Agreement requires BMH and IMA to pay into the Interest Escrow an amount equal to 20% of the proceeds upon the payoff of each lot; provided, however, that lots which payoff in the six months following the date of the Amendment will have 100% of their proceeds applied towards principal repayment.

On January 19, 2018, the Company entered into a mortgage on the office building, which it owns and in which it operates, for $660 which is located at 13241 Bartram Park Blvd, Units 2401, 2405, 2409, and 2413.

On March 1, 2018, William Myrick, an independent manager, member of the Audit Committee, and member and Chairman of the Nominating and Corporate Governance Committee and Compensation Committee of the board of managers resigned from such positions. On March 1, 2018, in accordance with our operating agreement, the board of managers decreased the size of the board of managers from four managers to three managers. On March 5, 2018, our board of managers appointed Mr. Myrick as our Executive Vice President of Sales.

On March 1, 2018, Mr. Myrick purchased 14.3% of our Class A common equity for $1,000 from Daniel and Joyce Wallach.

On March 1, 2018, the Company borrowed $1,000 from the line of credit from Daniel Wallach and his wife Joyce Wallach, which has remaining availability of $250.

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